FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                             Certificate of Jason J. Cox, P.Eng., dated February 19, 2009
99.2                             Certificate of David A. Ross, M.Sc., P.Geo, dated February 19, 2009
99.3                             Certificate of Peter A. Lacroix, P.Eng., dated February 19, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 2, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

JASON J. COX

I, Jason J. Cox, P.Eng., as an author of the report entitled "Technical Report on the Orosi Mine, Nicaragua", prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am a Supervisor of Mine Engineering with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2. I am a graduate of the Queen's University, Kingston, Ontario, Canada, in 1996 with a Bachelor of Science degree in Mining Engineering.
3. I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90487158). I have worked as a Mining Engineer for a total of 12 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
   - Planning Engineer to Senior Mine Engineer at three North American mines
   - Contract Co-ordinator for underground construction at an American mine
4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.
5. I visited the Orosi Mine on August 20 and 21, 2007.
6. I am responsible for overall preparation of the Technical Report.
7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.
8. I have had no prior involvement with the property that is the subject of the Technical Report.
9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101FI.
10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 19th day of February, 2009.

(Signed & Sealed)

Jason J. Cox, P.Eng.

EXHIBIT 99.2

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

DAVID A. ROSS, M.SC., P.GEO.

I, David A. Ross, P.Geo., as an author of the report entitled "Technical Report on the Orosi Mine, Nicaragua", prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2. I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen's University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3. I am registered as a Professional Geologist in the Province of Ontario (Reg.#1192). I have worked as a geologist for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and report as a consultant on numerous mining and exploration projects around the world for due diligence and regulatory requirements:
   - Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine from March 20 to 30, 2008 and from June 20 to 23, 2007.

6. I am responsible parts of sections 1, 7 to 17, and 20 to 22 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 19th day of February, 2009.

(Signed & Sealed)

David A. Ross, M.Sc., P.Geo.

EXHIBIT 99.3

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

PETER A. LACROIX

I, Peter A. Lacroix, P.Eng., as an author of the report entitled "Technical Report on the Orosi Mine, Nicaragua" prepared for Central Sun Mining Inc., and dated June 26, 2008, do hereby certify that:

1. I am an Associate Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 388, 130 West Pender Street, Vancouver, BC, V6E 4A4 and Principal, Lacroix & Associates, 1931 128 Street, Surrey, BC, V4A 3V5.

2. I am a graduate of the University of Alberta, Edmonton, Alberta, Canada in 1983 with a Bachelor of Science degree in Mining Engineering with Distinction.

3. I am registered as a Professional Engineer in the Province of British Columbia (Reg.#22528). I have worked as a mining engineer for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Mineral Resource and Reserve estimation, mine planning, feasibility studies, economic analysis, due diligence, independent review and audit on numerous mining projects and operations world wide
   - Various engineering and mining-related positions at three Canadian mines
   - Various senior positions at the corporate offices of a middle tier base metal and gold producer including Manager Engineering, Manager Operations and Manager Acquisitions & Project Development
   - Principal Mining Consultant for two international consulting firms
   - Associate Mining Consultant for various mining consulting firms on numerous mining projects and operations world wide
   - Principal, Lacroix & Associates, an independent wholly-owned mining consulting firm providing mining consulting services since 1997.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Orosi Mine on June 20 and 21, 2006 and February 6 and 7, 2007.

6. I am responsible for the preparation and documentation of Mineral Resource estimates for Mojón, Crimea and Santa María deposits contained in the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. Other than the preparation of the previous technical report entitled: "Technical Report on La Libertad Project, Nicaragua" dated October 31, 2006, I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.scottwilson.com

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 19th day of February , 2009.

(Signed & Sealed)

Peter A. Lacroix, P. Eng.